Mail Stop 3628

June 8, 2009

Via U.S. Mail

Raymond D. Fortin, Esq.
General Counsel
SunTrust Banks, Inc.
303 Peachtree Street
Atlanta, Georgia 30308

      Re: **SunTrust Banks, Inc.**
              Schedule TO
              Filed on June 1, 2009
              File No. 005-37153

Dear Mr. Fortin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You have checked the box on the front of your Schedule TO designating the schedule as relating to a transaction subject to Rule 14d-1. Please tell us your analysis as to the applicability of that rule, with reference to the statutory provisions of Section 14(d)(8)(B). If you conclude that the rule is applicable, please confirm that you have or will comply with all applicable requirements of that rule, including Rule 14d-9(g).

2.   We note your disclosure in Item 6(c) regarding potential delisting from the NYSE with respect to the Preferred Depositary Shares and the Normal PPS. Please advise as to whether you consider this transaction to be subject to Rule 13e-3 with respect to these two classes of listed equity securities, and provide your analysis. If you conclude that the transaction is not subject to Rule 13e-3 with respect to these securities, please revise your disclosure to that effect.

3.   The summary term sheet must begin on the first or second page of the disclosure document. See Instruction 2 to Item 1001 of Regulation M-A. Please revise.

4.   The information required by Item 1003(a), including the name and address of each person specified in Instruction C to the schedule, is required to be disseminated to security holders. See Item 3 of Schedule TO and Rule 13e-4(d)(1)(ii) under the Exchange Act. You do not appear to have included this information in your offering document. Please advise.

Where You Can Find More Information, page 4

5.   The federal securities laws do not authorize incorporation by reference into your offering document of future filings made with the Commission. Please revise to indicate, if true, that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

Maximum Tender Amount, page 18

6.   You state that you will determine any proration factor "as soon as practicable after the Expiration Date," but you are required to pay the consideration offered or return securities deposited promptly after termination. See Rule 14e-1(c). Please revise your disclosure accordingly. We note similar disclosure under "Determination of Validity" on page 24.

Conditions of the Offer, page 20

7.   You state in the first bullet point that you will not be required to accept securities for exchange if "there is pending, or has been threatened or instituted, or we have received notice of, any action, suit or proceeding…." A determination as to whether legal action has been threatened appears to be subjective, such that a security holder may not be able to verify that this condition has been satisfied. We note similar language in the second bullet point. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

8.   The conditions have been classified as "an ongoing right which may be asserted at any time and from time to time." All conditions to the offer, other than those dependent upon the receipt of government approvals, must be satisfied or waived prior to offer expiration. Please revise.

9.   The disclosure suggests that actions or inactions by the offeror may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at the election of the offeror.

Acceptance of Securities for Purchase; Payment for Securities, page 24

10.   We note that the company may transfer or assign the right to purchase all or any of the securities tendered pursuant to the offer to one or more of its affiliates or any third party. Please revise the Schedule TO-I to identify these parties as offerors as defined in General Instruction K.1. Alternatively, please confirm for us that the Schedule TO-I will be amended to include such persons as offerors should their identities become known prior to offer expiration.

Expiration Date; Extensions; Amendments, page 26

11.   Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

12.   You state that, if you exercise any of the enumerated rights to materially amend the terms of the offer or extend the expiration date, you will make a public announcement "as promptly as practicable." Rule 14e-1(c) sets forth limited time periods within which you must make such an announcement. Please revise your disclosure accordingly.

13.   Revise to expressly indicate, if true, that the offer with respect to any particular class will only be terminated pursuant to a determination made by the offeror pursuant to an offer condition. The current standard of "applicable law" cited in this section suggests that the offer may be terminated for reasons other than those specified in the offer conditions.

Withdrawal of Tenders, page 27

14.   We note that determinations as to the validity of the form and notice of withdrawal will be final and binding. Please revise to indicate that security holders may challenge the offeror's determinations in a court of competent jurisdiction.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos at (202) 551-3266.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: <u>Via facsimile: (404) 572-5100</u>
       Jeffrey M. Stein, Esq.
       King & Spalding LLP